[Letterhead of Triumph Bancorp, Inc.]

September 21, 2016

VIA EDGAR

Mr. Dietrich A. King

Assistant Director

Office of Financial Services

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Triumph Bancorp, Inc.
Registration Statement on Form S-3
File No. 333-213169
Request for Acceleration

Dear Mr. King:

Reference is made to the Registration Statement on Form S-3 (File No. 333-213169) (the “Registration Statement”) filed by Triumph Bancorp, Inc. (the “Company”) with the U.S. Securities and Exchange Commission (the “Commission”) on August 16, 2016, as amended September 13, 2016 and September 21, 2016.

The Company hereby requests the Registration Statement be made effective at 12:00 p.m. New York City time on September 23, 2016, or as soon as practicable thereafter, in accordance with Rule 461 of the General Rules and Regulations promulgated under the U.S. Securities Exchange Act of 1933, as amended.

In connection with this request, the Company hereby acknowledges the following:

•	should the Commission or its staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•	the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•	the Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If the Staff has any questions or comments concerning this letter, or if you require any additional information, please feel free to contact Mark F. Veblen of Wachtell, Lipton, Rosen & Katz at (212) 403-1396 or MFVeblen@wlrk.com.

Very truly yours,

TRIUMPH BANCORP, INC.

By:	/s/ Aaron P. Graft

Name:	Aaron P. Graft
Title:	President and Chief Executive Officer

cc:	Wachtell, Lipton, Rosen & Katz
Mark F. Veblen

Triumph Bancorp, Inc.
Adam D. Nelson, Executive Vice President and General Counsel